OMB APPROVAL
OMB Number:	3235-0697
Expires:	May 31, 2016
Estimated average burden
Hours are response:	480.61

UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Avago Technologies Limited

(Exact name of registrant as specified in its charter)

Singapore	001-34428	98-0682363
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1 Yishun Avenue 7 Singapore 768923	N/A
(Address of principal executive offices)	(Zip code)

Patricia McCall, Vice President & General Counsel (408) 435 7400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. – Conflict Minerals Disclosure

Avago Technologies Limited (the “Company”) has evaluated its product lines for the year ended December 31, 2013 and determined that certain products it manufactures or contracts to have manufactured contain tin, tungsten, tantalum and/or gold and as a result it has prepared and filed a Conflict Minerals Report for the year ended December 31, 2013.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available on its website at http://www.avagotech.com/pages/corporate/citizenship/the_environment/.

Section 2. – Exhibits

Exhibit 1.02 - Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVAGO TECHNOLOGIES LIMITED

	By:	/s/ Bryan Ingram
	Name:	Bryan Ingram
	Title:	Senior Vice President and Chief Operating Officer
Date: May 30, 2014